Exhibit 99.1

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

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NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	June 30, 2022	December 31, 2021

ASSETS
Current assets:
Cash and cash equivalents	$1,354,187	$5,431,202
Prepaid expenses and other current assets (Note 3)	668,321	291,954
Total current assets	2,022,508	5,723,156

Property and equipment (Note 4)	23,806	29,510
Other assets	11,735	12,044
Total assets	$2,058,049	$5,764,710

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Note payable (Note 5)	$354,336	$-
Accounts payable, including related party of $60,195 and $62,231, as of June 30, 2022 and December 31, 2021, respectively	2,521,857	1,737,013
Other accrued liabilities, including related party of $20,445 and $6,877 as of June 30, 2022 and December 31, 2021, respectively (Note 6)	534,600	666,449
Total current liabilities	3,410,793	2,403,462

Deferred revenues (Note 7)	2,499,969	2,499,969
Accrued pension liability	188,761	318,891
Total liabilities	6,099,523	5,222,322

Commitments and contingencies (Note 8)

Shareholders’ equity (deficit)
Common shares, CHF 0.02 ($0.02) par value; 29,346,768 authorized; 19,564,512 and 16,223,389 shares issued; 17,785,920 and 14,748,536 shares outstanding on June 30, 2022 and December 31, 2021, respectively	411,268	344,445
Treasury shares	(35,572)	(29,497)
Additional paid-in capital	45,962,126	42,084,954
Accumulated deficit	(50,346,584)	(41,705,775)
Accumulated other comprehensive loss	(32,712)	(151,739)
Total shareholders’ equity (deficit)	(4,041,474)	542,388
Total liabilities and shareholders’ equity (deficit)	$2,058,049	$5,764,710

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATING AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2022	2021

Operating expenses:
Research and development	$5,544,093	$1,862,735
General and administrative	3,143,933	2,680,018
Total operating expenses	8,688,026	4,542,753

Operating loss	(8,688,026)	(4,542,753)

Other income, net	56,397	7,544
Interest expense	(9,180)	(48,099)
Interest on related party loans	-	(20,034)

Net loss	(8,640,809)	(4,603,342)

Other comprehensive loss:
Defined pension plan adjustments	119,027	(160,472)

Comprehensive loss	$(8,521,782)	$(4,763,814)

Basic and diluted net loss per common share	$(0.54)	$(0.42)

Weighted average common shares used for computing basic and diluted net loss per common share	15,892,327	11,069,254

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	Common Shares		Treasury	Additional Paid in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Capital	Deficit	Loss	Total
BALANCE, JANUARY 1, 2022	16,223,389	$344,445	$(29,497)	$42,084,954	$(41,705,775)	$(151,739)	$542,388
Issuance of common shares direct offering, net	1,562,531	31,251	29,057	1,851,205	-	-	1,911,513
Issuance of warrants, net	-	-	-	900,798	-	-	900,798
Issuance of pre-funded warrants, net	-	-	-	1,094,616	-	-	1,094,616
Issuance of common shares in At-The-Market (ATM) financing	-	-	440	30,553	-	-	30,993
Issuance of treasury shares	1,778,592	35,572	(35,572)	-	-	-	-
Defined pension plan adjustments	-	-	-	-	-	119,027	119,027
Net loss	-	-	-	-	(8,640,809)	-	(8,640,809)
BALANCE, JUNE 30, 2022	19,564,512	$411,268	$(35,572)	$45,962,126	$(50,346,584)	$(32,712)	$(4,041,474)

	Common Shares		Treasury	Additional Paid in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Capital	Deficit	Loss	Total
BALANCE, JANUARY 1, 2021	6,960,000	$145,139	$-	$20,649,882	$(29,759,697)	$(19.381)	$(8,984,057)
Issuance of common shares in initial public offering, net	4,819,277	108,347		9,946,310	-	-	10,054,657
Issuance of warrants	-	-		6,742,638	-	-	6,742,638
Issuance of common shares to consultant	12,048	268		49,732	-	-	50,000
Warrant exercises	277,000	5,975		1,143,556	-	-	1,149,531
Defined pension plan adjustments						(160,472)	(160,472)
Net loss	-	-		-	(4,603,342)	-	(4,603,342)
BALANCE, JUNE 30, 2021	12,068,325	$259,729	$-	$38,532,118	$(34,363,039)	$(179,853)	$4,248,955

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2022	2021
Operating Activities:
Net loss	$(8,640,809)	$(4,603,342)
Adjustments to reconcile net loss to net cash used in in operating activities:
Amortization of debt discount	-	41,611
Depreciation expense	5,704	5,022
Provision for doubtful accounts	-	77,714
Periodic pension costs	(11,103)	13,352
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	327,792	(1,046,247)
Other receivables, net – related parties	-	(9,760)
Accounts payable	784,844	(3,479,270)
Interest payable	-	(313,342)
Other accrued liabilities	(131,848)	(419,073)
Net cash used in operating activities	(7,665,420)	(9,733,335)

Investing Activities:
Purchases of property and equipment	-	(32,755)
Net cash used in investing activities	-	(32,755)

Financing Activities:
Proceeds from the issuance of common shares in initial public offering, net	-	11,001,569
Proceeds from the issuance of common shares in ATM financing	30,993	-
Proceeds from the issuance of common shares in direct offering, net	1,911,513	-
Proceeds from the issuance of pre-funded warrants, net	1,094,616	-
Proceeds from the issuance of warrants, net	900,798	6,742,638
Payments on notes payable	(349,824)
Exercise of warrants	-	1,149,531
Proceeds from bridge loan	-	108,610
Payment on Swiss government loan	-	(277,537)
Payment on second credit facility	-	(150,000)
Payment on convertible loans	-	(420,020)
Payment on convertible loans – related party	-	(111,730)
Payment on bridge loan	-	(670,380)
Payment of shareholder loans	-	(583,443)
Net cash provided by financing activities	3,588,096	16,789,238

Effect of exchange rate on cash and cash equivalents	309	(24,744)
Change in cash and cash equivalents	(4,077,015)	6,998,404
Cash and cash equivalents at the beginning of period	5,431,202	93,711
Cash and cash equivalents at the end of period	$1,354,187	$7,092,115

Supplemental disclosure of non-cash and financing activities:
Issuance of note payable for prepaid insurance	$704,160	$-
Deferred financing costs transferred to additional paid in capital	$-	$946,912
Issuance of common shares to consultant for payment of expenses	$-	$50,000

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as attention deficit hyperactivity disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

On February 2, 2021, the Company completed the closing of its initial public offering (the “Initial Public Offering”) of 4,819,277 units at a price of $4.15 per unit. Each unit consisted of one common share and one warrant to purchase one common share (the “Warrants”). The common shares and Warrants were immediately separable from the units and were issued separately. The common shares and Warrants began trading on the Nasdaq Capital Market on January 29, 2021 under the symbols “NLSP” and “NLSPW,” respectively. The Company received net proceeds of $17 million, after deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $4.15 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 722,891 common shares and/or Warrants to purchase 722,891 common shares at the public offering price of $0.01 per Warrant, of which the underwriter exercised its option to purchase Warrants to purchase up to 722,891 common shares. These Warrants were issued in the Company’s Initial Public Offering and therefore have the same exercise price of $4.15 per share.

Going Concern

As of June 30, 2022, the Company had an accumulated deficit of approximately $50.3 million and the Company incurred an operating loss for the six months ended June 30, 2022 of approximately $8.7 million. To date, the Company has dedicated most of its financial resources to research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of June 30, 2022, the Company’s cash and cash equivalents were $1.4 million. The Company expects that its existing cash and cash equivalents, including the $1.5 million in short-term notes issued in August 2022 (see Note 11), will not be sufficient to fund operations for a period of one year from the issuance of these financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of these financial statements. Additionally, the Company’s operating plans may change as a result of many factors that may currently be unknown to the Company including:

●	the length of the novel strain of coronavirus (“COVID-19”) pandemic and its impact on the Company’s planned clinical trials, operations and financial condition;

●	the progress and costs of the Company’s pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of the Company’s clinical trials and other research and development programs;

●	any cost that the Company may incur under in- and out-licensing arrangements relating to its product candidate that it may enter into in the future;

●	the costs and timing of obtaining regulatory approval for the Company’s product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening the Company’s manufacturing agreements for production of sufficient clinical and commercial quantities of its product candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for the Company or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional therapeutic applications of the Company’s product candidates and the magnitude of the Company’s general and administrative expenses.

As a result, the Company will require additional capital to finance expenditures related to the manufacture of the Company’s product candidates for use in clinical trials, conducting clinical trials and general and administration expenses.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

The Company has put in place multiple options to raise the funds necessary to support its operations, including access to $18.5 million of funding through a Standby Equity Distribution Agreement (the “SEDA”) executed with YA II PN, Ltd. (“YA”), and $230 thousand of potential funding via an ATM agreement with Virtu Americas LLC (“Virtu”). The Company has access to the funds under SEDA. The Company plans to raise additional funds besides through the SEDA and ATM agreement with Virtu. There can be no assurance that these funds will be available, or if they are available, that their availability will be on terms acceptable to the Company or in an amount sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables and indebtedness, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations or force the Company to grant rights to develop and commercialize product candidates that it would otherwise prefer to develop and commercialize on its own.

Accordingly, the accompanying unaudited interim condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these unaudited interim condensed financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these unaudited interim condensed financial statements do not necessarily purport to represent realizable or settlement values. These unaudited interim condensed financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with U.S. GAAP for interim financial information and accordingly do not include all information and disclosures as required by U.S. GAAP for complete financial statements. The year-end unaudited interim condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 and any public announcements made by the Company during the interim reporting period.

In the opinion of management, these unaudited interim condensed financial statements reflect all adjustments necessary, which are of a normal recurring nature, to fairly state the balance sheets, statements of operating and comprehensive loss, changes in equity and cash flows for the interim reporting periods presented.

Use of Estimates

The preparation of the unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the interim reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the more significant estimates include the valuation allowance related to the Company’s deferred tax assets.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation and any accumulated impairment losses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives of property and equipment are five years for furniture and fixtures and three years for software.

Upon retirement or sale, the cost of disposed assets and their related accumulated depreciation are removed from the balance sheet. Any resulting net gains or losses on dispositions of property and equipment are included as a component of operating expenses within the Company’s statements of operating and comprehensive loss. Repair and maintenance costs that do not significantly add value to the property and equipment, or prolong its life, are charged to operating expense as incurred.

Earnings per Share

Basic loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the periods presented. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants with their potential dilutive effect considered using the treasury method. For the six months ended June 30, 2022, 9,744,362 common shares from warrants and 1,778,592 treasury shares were excluded from the computation. For the year ended December 31, 2021, 5,409,746, shares from warrants and 1,474,853 treasury shares were excluded from the computation, respectively.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held outside the United States of America.

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021

Vendor prepayments	$23,200	$37,538
VAT recoverable and other current assets	59,830	38,551
Prepaid insurance	513,450	187,446
Prepaid expenses	71,841	28,419

Total prepaid expenses and other current assets	$668,321	$291,954

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 4

Property and Equipment, net:

The following table shows the property and equipment as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021

Cost
Furniture and fixtures	$13,341	$13,341
Software	26,219	26,219
Total cost	39,560	39,560
Accumulated depreciation	(15,754)	(10,050)

Total property and equipment, net	$23,806	$29,510

Deprecation and related amortization expense was $5,704 and $5,022 for the six months ended June 30, 2022 and 2021, respectively.

Note 5

Note Payable

In January 2022, the Company entered into a note payable of $704,160 for payment of its directors’ and officers’ insurance policy. The note payable has a term of 10 months and has a 3.90% stated interest rate. As of June 30, 2022, the outstanding balance on the note payable was $354,336.

Note 6

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021

Professional consultants’ expenses	$177,401	$244,245
Vendor liabilities	53,681	16,954
Related party expenses	20,445	6,877
Accrued board fees	72,238	137,002
Accrued commitment fee	200,000	200,000
Other accrued expenses	10,835	61,371

Total other accrued liabilities	$534,600	$666,449

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 7

Deferred Revenues:

In February 2019, the Company entered into a license agreement (the “EF License Agreement”), to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma, a Brazilian pharmaceutical company. The EF License Agreement covers the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specifies the Company’s obligation to advance ongoing development activities with respect to Nolazol in the United States. A joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The Company believes its participation in the joint steering committee is not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management has excluded these activities in the determination of its performance obligation(s) under the EF License Agreement.

The EF License Agreement provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, the Company received a non-refundable, upfront payment of $2,500,000 and is further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depend on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, the Company is also eligible for tiered royalty payments.

The Company identified the licenses granted to Eurofarma and its obligation to advance development activities with respect to Nolazol in the United States as the material promises under the EF License Agreement. For purposes of identifying the Company’s performance obligations under the EF License Agreement, management believes that while the exclusive licenses were granted to Eurofarma at the outset of the EF License Agreement, the grant of those licenses does not singularly result in the transfer of the Company’s broader obligation to Eurofarma under the EF License Agreement.

The Company is obligated under the EF License Agreement to advance its development activities in the United States and those activities precede Eurofarma’s necessary regulatory approvals for commercialization of Nolazol, in Latin American countries. The Company intends to apply its proprietary know-how to the ongoing development activities in the United States involving its intellectual property relating to Nolazol. These development activities are specific to the Company and the Company believes they are not capable of being distinct in the context of the EF License Agreement on the whole.

The licenses provided to Eurofarma are not transferable and without the right to sublicense therefore Eurofarma is not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries has yet to be completed and Eurofarma has yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represent rights to use the Company’s intellectual property with respect to Nolazol for which revenue is recognized at a point in time which is when Eurofarma is able to use and benefit from the licenses. The licenses are considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses are not capable of being distinct until after successful clinical development and regulatory approval and alone do not have standalone functionality to Eurofarma. Management has determined that the licenses, while capable of being distinct, are not distinct as they do not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement will enable Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believes the licenses bundled together with the Company’s development activities in the United States constitute a single distinct performance obligation under the EF License Agreement for accounting purposes, or (the “License Performance Obligation”).

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

The Company has initially estimated a total transaction price of $2,500,000, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement and as of June 30, 2022, variable consideration consisting of milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

The Company has allocated the transaction price entirely to the single License Performance Obligation and recorded the $2,500,000 as deferred revenue that is expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America is not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations are contractually complete or the EF License Agreement is terminated.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2022 and December 31, 2021, the Company has long-term deferred revenues of $2,500,000, which will be recognized when the development services of Nolazol are completed and the product candidate receives applicable regulatory approval in Latin America that allows Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement.

Note 8

Commitments and Contingencies:

Commitments

On March 10, 2021, the Company entered into a License Agreement (the “Agreement”) with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the Agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of FDA marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations. The Company is not currently involved in any such matters.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

COVID-19

The Company has implemented a comprehensive response strategy designed to manage the ongoing impact of the COVID-19 pandemic on its employees, patients and its business. The prolonged nature of the pandemic is negatively impacting the Company’s business in a varied manner due to the emergence of the Delta and Omicron variants and other variants with increased transmissibility, even in some cases in vaccinated people, limited access to health care provider offices and institutions and the willingness of patients or parents of patients to seek treatment. The Company expects that its business, financial condition, results of operations and growth prospects may continue to be negatively impacted by the pandemic on a limited basis that may vary depending on the context. However, the Company has begun to observe, and expects to continue to observe, a gradual normalization in patient and healthcare provider practices, as providers and patients have adapted their behaviors and procedures to the evolving circumstances and as COVID-19 vaccines continue to be administered. The extent of the impact on the Company’s clinical development and regulatory efforts, its corporate development objectives and the value of market for its common shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Such developments include continued spread of the Delta and Omicron variants in the U.S., Switzerland and other countries and the potential emergence of other SARS-CoV-2 variants that may prove especially contagious or virulent, the ultimate duration and severity of the pandemic, governmental “stay-at-home” orders and travel restrictions, quarantines, social distancing and business closure requirements in the U.S., Switzerland and other countries, and the effectiveness of vaccination programs and other actions taken globally to contain and treat the disease.

Note 9

Share Capital and Public Offerings:

Common Shares:

As of June 30, 2022, the Company had 19,564,512 registered and issued common shares.

On April 25, 2022, the Company closed a registered direct offering with health-care focused institutional investors alongside participation from the Company’s Chairman of the Board of Directors, Ronald Hafner, for the purchase and sale of (i) 3,015,384 common shares, at a purchase price of $1.04 per share, and (ii) pre-funded warrants to purchase up to 1,184,616 common shares (the “Pre-Funded Warrants”) at a purchase price of $1.04 minus CHF 0.02 per Pre-Funded Warrant. The Chairman of our Board of Directors, Ronald Hafner, purchased 95,984 of the 3,015,384 common shares in the offering.

In a concurrent private placement, the Company issued the investors, who also participated in the registered direct offering, warrants to purchase up to 3,150,000 common shares. The warrants have an exercise price of $1.04 per common share, are exercisable six months following the date of issuance and expire 5 years following the initial exercise date. Pursuant to the terms of the securities purchase agreement, dated April 13, 2022, between the Company and the investors, the Company agreed to register and create the common shares issuable upon the exercise of the warrants issued as part of the concurrent private placement. The common shares will first need to be created based on Swiss law upon the exercise of the respective warrants by the investors.

The Company also entered into an agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners, as sole placement agent (the “Placement Agent”) dated April 13, 2022, pursuant to which the Placement Agent agreed to serve as the Company’s placement agent in connection with the registered direct offering and concurrent private placement. The Company agreed to pay the Placement Agent (except with respect to the securities to be purchased by Mr. Hafner) a cash placement fee equal to 7.0% of the aggregate gross proceeds received for the securities sold in the offerings.

On March 5, 2022, the Company, entered into an ATM Sales Agreement (the “Sales Agreement”) with Virtu, as sales agent. Pursuant to the terms of the Sales Agreement, the Company may issue and sell from time to time its common shares, par value CHF 0.02 per share, through Virtu, acting as its sales agent, or directly to Virtu, acting as principal. On March 31, 2022, the Company sold 22,000 common shares through the Sales Agreement for approximately $31 thousand, net. Pursuant to the Company’s prospectus supplement filed on April 13, 2022, the Company may issue and sell its common shares having an aggregate offering price of up to $230 thousand pursuant to the Sales Agreement.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Under the Sales Agreement, common shares will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-262489), declared effective by the Securities and Exchange Commission on February 11, 2022. In addition, under the Sales Agreement, sales of common shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.

The Company will pay Virtu a commission rate of up to 3.0% of the gross proceeds from each sale of Shares and has agreed to provide Virtu with customary indemnification and contribution rights. The Company will also reimburse Virtu for certain specified expenses in connection with entering into the Sales Agreement.

The Company has no obligation to sell any of the common shares under the Sales Agreement and may at any time suspend the offering of its common shares upon notice and subject to other conditions.

Warrants:

On April 25, 2022, in a concurrent private placement, the Company issued investors, who also participated in the registered direct offering, warrants to purchase up to 3,150,000 common shares. The warrants have an exercise price of $1.04 per common share, are exercisable six months following the date of issuance and expire 5 years following the initial exercise date. Pursuant to the terms of the securities purchase agreement, dated April 13, 2022, between the Company and the investors, the Company agreed to register and create the common shares issuable upon the exercise of the warrants issued as part of the concurrent private placement. The common shares will first need to be created based on Swiss law upon the exercise of the respective warrants by the investors.

The following table summarizes the common share warrant activity for the six months ended June 30, 2022:

Balance on January 1, 2022	5,409,746
Issuances	4,334,616
Exercises	-
Balance on June 30, 2022	9,744,362

Treasury Shares:

In the second half of 2021, the Company created treasury shares from its authorized capital in order to use them for the SEDA, as discussed above. On June 30, 2022 and December 31, 2021, the Company held 1,778,592 and 1,474,853 treasury shares, respectively, for financing arrangements.

Option Plan

On December 14, 2021, the board of directors (the “Board”) adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The Board allocated fifteen percent (15%) of the Company’s fully diluted shares to awards that may be made pursuant to the Option Plan. For the six months ended June 30, 2022, the Company had not issued any options under the plan.

Note 10

Related party consulting agreements:

In October 2019, the Company entered into a collaboration agreement with Adya Consulting, a company founded and managed by the Company’s current Chief Operating Officer, Silvia Panigone. Pursuant to the collaboration agreement, the Company agreed to pay Adya Consulting a one-time fee of CHF 2,500 ($2,705) for due diligence activities as well as a success fee of 5% for raising funds. For the six months ended June 30, 2022 and 2021, the Company recorded fees to Adya Consulting of $19,045 and $82,830 included in research and development expenses, respectively, on the statement of operating and comprehensive loss. Effective May 1, 2021, Ms. Panigone entered into an employment agreement with the Company. On September 5, 2022, the Company and Ms. Panigone agreed that she will leave her position as Chief Operating Officer on November 30, 2022.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity for a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the six months ended June 30, 2022 and 2021, the Company recorded fees to CHG BioVenture SA of $74,989 and $82,331, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss.

The Company has entered into a new consulting agreement starting May 1, 2021 for the continuation of Mr. Girsault’s engagement with the Company in his current role. Pursuant to the new agreement, the Company has agreed to pay CHG BioVenture SA a monthly fee CHF 4’375 ($4,733) plus 7.7% VAT for his services. In addition, CHG BioVenture SA is eligible for a 1% success fee payment in the event of closing of a partnering agreement in China.

In March 2021, the Company entered into a consulting agreement with Mr. Subhasis Roy, the Company’s then Interim Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Roy a daily rate of CHF 2,000 for his services. The consulting agreement was terminatable by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Roy that could not be cured. The consulting agreement contained customary confidentiality provisions and provided for an 18-month non-solicitation clause. For the six months ended June 30, 2022 and 2021, the Company recorded fees to Mr. Roy of $49,728 and $52,298, included in general and administrative expenses on the statement of operating and comprehensive loss. The Company entered into a new consulting agreement starting July, 2021 for the continuation of Mr. Roy’s engagement with the Company in his current role. On May 31, 2022, Mr. Roy resigned as the Registrant’s Interim Chief Financial Officer. Mr. Roy continued to provide transition services to the Company through June 30, 2022.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2022 and 2021, the Company recorded fees to Mr. Konofal of $103,582 and $87,107, included in research and development expenses on the statement of operating and comprehensive loss. The Company entered a new consulting agreement starting July 1, 2021 for the continuation of Mr. Konofal’s engagement with the Company in his current role.

In March 2021, the Company entered into a consulting agreement with Mr. Carlos Camozzi, the Company’s current Interim Medical Director, pursuant to which the Company agreed to pay Mr. Camozzi an hourly rate of CHF 230 plus 7.7% VAT for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by us in the event of a material breach by Mr. Camozzi that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2022 and 2021, the Company recorded fees to Mr. Camozzi of $75,121 and $53,002, included in research and development expenses on the statement of operating and comprehensive loss.

In June 2022, the Company entered into a consulting agreement with Mr. Chad Hellmann, the Company’s current Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Hellmann an annual salary of $160,000 for his services. Additionally, Mr. Hellmann will be eligible for a bonus of up to $56,000 and he will be eligible to receive an option award under the Option Plan. For the six months ended June 30, 2022, the Company recorded fees to Mr. Hellmann of $13,333, included in general and administrative expenses on the statement of operating and comprehensive loss.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 11

Subsequent Events:

On July 21, 2022, 1,184,616 Pre-Funded Warrants were exercised at $0.02 per share for total gross proceeds to the Company of $23,692.

On August 19, 2022, the Company issued unsecured short-term notes in the amount of $1,530,000, $430,000 of which is with related parties, with a maturity date of November 19, 2022. The notes bear an annual interest rate of 10%, provide 10% warrant coverage with a strike price of $0.497 and can be converted, at the discretion of the noteholders, into a subsequent equity offering at a 20% discount to the share price of the offering.

On September 29, 2022, the Company received a letter from Nasdaq stating that the Company had failed to regain compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market, as required by Nasdaq Listing Rule 5550(b)(1), within the extension period granted by Nasdaq and, accordingly, the Nasdaq staff had initiated procedures to delist the Company’s common shares and warrants from Nasdaq. The Company intends to request a hearing to appeal the Nasdaq staff’s delisting determination.

On September 8, 2022, the Company announced the hiring of George Apostle as the Company’s new Chief Medical Officer while simultaneously announcing that Ms. Panigone resigned as the Company’s Chief Operating Officer. Chad Hellmann, the Company’s Chief Financial Officer will assume all non-clinical duties.

Effective as of September 30, 2022, the Company, entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a private placement offering of (i) 5,194,802 common shares at a purchase price of $0.77 per share, and (ii) warrants, or Common Warrants, to purchase up to an aggregate of 2,597,401 common shares at an exercise of $0.70 per share. The Common Warrants will be exercisable immediately and will have a term of 5 years. The offering closed on October 7, 2022. The Company’s Chairman of the Board of Director, Ronald Hafner, purchased 324,675 common shares in the offering and the Company’s recently appointed Chief Medical Officer, George Apostol, purchased 1,298,701 common shares in the offering.

Pursuant to the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any common shares or common share equivalents for a period of 30 days following the closing of the offering, subject to certain exceptions.

The offering resulted in gross proceeds to the Company of $4 million. The Company intends to use the net proceeds from the offering to fund the ongoing development of its lead product, Quilience® (Mazindol ER) for the treatment of narcolepsy, to support business development and licensing activities, and for general corporate purposes.

The Company engaged Laidlaw & Company (UK) Ltd. as sole placement agent pursuant to which the placement agent agreed to serve as the placement agent for the Company in connection with the above-described offering. The Company agreed to pay the placement agent a cash placement fee equal to 3.5% of the aggregate gross proceeds received for the securities sold in the offering.

At the closing of the offering, the Company’s existing short-term notes, with an aggregate principal balance of $1.53 million plus all accrued interest, that were issued in August 2022, converted into 2,516,429 common shares and the holders received warrants to purchase up to 1,258,215 common shares with an exercise price of $0.70, that are exercisable six months after their issuance and will expire five years following the date that the warrants are initially exercisable, and are otherwise substantially similar to the form of the Common Warrants.